

April 8, 2011

Mr. Mark Rubash
Chief Financial Officer
Shutterfly, Inc.
2800 Bridge Parkway
Redwood City, California 94065

    Re: **Shutterfly, Inc.**
             Form 10-K for the Fiscal year December 31, 2010
             Filed February 7, 2011
             File No. 001-33031

Dear Mr. Rubash:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                /s/ Larry Spirgel
                Assistant Director